Wednesday, February 26, 2003

Re: Withdrawal of SB/2 Filing

United States
Securities And Exchange Commission
Washington, D. C. 20549


Dear Sir;

Canon Trust Film Corporation wishes to withdraw our SB/2 filing in accordance to rule 477 regulation C. The reason for the withdrawal is Canon Trust Film Corporation should have file this offering under Form 1A. No securities has being sold under this SB/2 filing.



Best Regards



Art K. Okun